SUBJECT LINE: Be Part of the Future of Filmmaking with SHARE

HEADER: Transforming the Film Industry—Your Chance to Get Involved

BODY:
At SHARE, we believe every filmmaker deserves a platform to tell their story without barriers. Our innovative platform empowers creators to produce, distribute, and monetize their projects—all while retaining complete creative control.

We're exploring the possibility of launching an equity crowdfunding campaign to bring this vision to life, and we want you to join us on this journey.

By expressing your interest today, you'll help us gauge support for this groundbreaking opportunity. This is not an offer to invest but a chance to share your enthusiasm as we build a community of investors passionate about reshaping the film industry.